ANTHONY L.G., PLLC

laura aNTHONy, esq

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

Jonathan mallin********

STUART REED, ESQ

Harris Tulchin, Esq.*********

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in FL and NY

**licensed in NY and NJ

*** licensed in NY

****licensed in Missouri

*****licensed in CA, DC, MO and NY

******licensed in CA, FL and NY

*******licensed in NY and NJ

********licensed in NY and MI

*********licensed in CA and HI (inactive in HI)

February 10, 2022

VIA ELECTRONIC EDGAR FILING

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Harmony Energy Technologies Corporation Registration Statement on Form 10-12G Filed December 27, 2021 File No. 000-56380

Dear Sir or Madam:

We have electronically filed herewith on behalf of Harmony Energy Technologies Corporation (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form 10-12G. Amendment No. 1 is marked to show changes made from the previous filing made on December 27, 2021 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Nick Zeng, Chief Executive Officer of the Company, dated January 21, 2022. We trust you shall deem the contents of this letter responsive to your comment letter.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

February 10, 2022

Registration Statement on Form 10-12G

General

1.	Comment: Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Response: The Company understands that its registration statement becomes effective automatically and that it will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if comments remain open on the Form 10. The Company anticipates filing all required reports timely.

Item 1. Business, page 1

2.	Comment: Please disclose prominently that you are a Delaware holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Response: In response to the foregoing comment, the Company has revised the disclosure in Amendment No. 1 to prominently disclose that the Company is a Delaware company with operations conducted through the Company directly, as well as its sole wholly owned subsidiary, Smarten. Among other changes, Amendment No. 1 corrects for an error in the Prior Filing that incorrectly stated that when the Company acquired Shenzhen Smarten Technology Co., Ltd. (“Smarten”), the Company “also acquired a variable interest entity (“VIE”) and subsidiaries of the VIE in China effectively controlled by Smarten.” This statement appeared in the risk factor summary and in one risk factor and was included therein in error. Nowhere else in the Prior Filing were there any references to a VIE and all references to a VIE have been removed from Amendment No. 1.

The Company holds no direct or indirect interest in any VIE, through Smarten or otherwise. Since January 1, 2020, the Company has held 100% voting control over Smarten and deemed Smarten to be a 100% wholly owned subsidiary of the Company. The incorrect statement regarding Smarten being a VIE in the Prior Filing was a result of a scrivener’s error. We sincerely apologize for any confusion that may have been caused by this error. By removing the errant risk factor and the reference to same in the summary risk factors disclosure from the Prior Filing in Amendment No. 1 and providing the correct information in this response, we believe that the foregoing comment is addressed. To the extent that other Staff comments addressing VIEs continue to apply to the Prior Filing despite this explanation, we address them below with the other applicable comments.

Other than outsourcing manufacturing to third party Chinese manufacturers, the Company’s only operations within China are through Smarten, its Chinese wholly owned subsidiary. Smarten’s activities are limited to supply chain management and quality assurance.

A more comprehensive discussion that distinguishes the Company’s operations in the U.S. from its activities in China involving Smarten appears in the Business Overview section of Amendment No. 1:

The Company is a United States-based start-up engaged in designing, developing and selling energy storage products (battery systems) for clean energy. We plan to generate revenues primarily from our innovative rechargeable battery technology under development in the U.S. and the sale of such technology in the U.S. market.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

February 10, 2022

Smarten is the wholly owned subsidiary of the Company that manages our supply chains and performs quality assurance. It is based in Shenzhen, China, commonly considered the “Technology Capital” of China. The Shenzhen region is a center of development and manufacturing of consumer electronic products used worldwide. We outsource the manufacturing of our products to third parties that operate in this region.

All of our operations are U.S.-based, through Harmony, except for outsourced Chinese-based manufacturing, and our supply chain management and quality assurance through our wholly owned Chinese subsidiary Smarten. Our principal place of business is located in New York, New York. We develop and design our products in the U.S.; manufacture our products in China through third parties, with supply chain management and quality assurance performed by our wholly owned subsidiary, Smarten; and warehouse, market and sell our products from within the U.S. for the U.S. market. The purchase of the key components used in our manufacturing will be specified and orchestrated by Harmony in the U.S. The purchase of the products will also be negotiated and effectuated by Harmony in the U.S.

3.	Comment: Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether and how the Holding Foreign Companies Accountable Act (HFCAA) and related regulations will affect your company. Your risk factors section should address, but not necessarily be limited to, the risks highlighted in this section.

Response: Other than outsourcing manufacturing to third party Chinese manufacturers, the Company’s only operations within China are through Smarten, its Chinese wholly owned subsidiary. Smarten’s activities are limited to supply chain management and quality assurance. Respectfully, the Company believes that in light of this clarification, comment 3 is only partially applicable and only to a limited extent.

To accurately and fully disclose applicable risk in Amendment No. 1, the Company has added a new prominent section, “Risks Related to Doing Business in China,” which the Company believes comprehensively addresses the risks that the Staff identified that remain applicable. This new section includes nine additional risk factors. The new section presents the risk factors in a logical order, specific to the registrant, and adds emphasis to the most material risks and their effects on an investment in our securities:

1.	Adverse changes in political, economic, and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.
2.	Uncertainties with respect to the PRC legal system could have a material adverse effect on us.
3.	China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of our securities.
4.	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities within China and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our securities.
5.	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.
6.	U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

February 10, 2022

7.	We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
8.	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
9.	If the chops of our PRC subsidiary are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

Furthermore, Amendment No. 1 includes the following risk related to China which were also included in the Prior Filing (some with slight modifications to add clarity):

1.	If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed companies operating in China, we may have to expend significant resources to investigate and resolve the matter which could harm our business, operations and reputations, which could result in a loss of your investment in our common stock.
2.	If relations between the United States and China worsen, our stock price may decrease and we may have difficulty accessing the U.S. capital markets.
3.	Fluctuations in exchange rates could adversely affect our business and the value of our securities.
4.	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
5.	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws and sudden and unexpected changes in laws and regulations in China, could adversely affect us and limit the legal protections available to you and us.
6.	Certain political and economic considerations relating to the PRC could adversely affect our Company.
7.	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our common stock.
8.	If we are unable to obtain business insurance in the PRC, we may not be protected from risks that are customarily covered by insurance in the United States.
9.	The PRC government may issue further restrictive measures in the future.
10.	Interpretation of PRC laws and regulations involve uncertainty.
11.	We are dependent on a limited number of suppliers for our battery cells, and the inability of these suppliers to continue to deliver, or their refusal to deliver, our battery cells at prices and volumes acceptable to us would have a material adverse effect on our business, prospects and operating results.

Respectfully, the Company believes that the references in the Staff’s comments regarding VIE structure and many HFCAA risks in this comment 3 are no longer applicable. Furthermore, the Company has revised Amendment No. 1 in accordance with this comment 3.

4.	Comment: Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) issuing the securities being registered.

Response: In accordance with the foregoing comment, the Company has revised Amendment No 1. Item 1. Business to lead with defined terms that are used consistently throughout:

Harmony Energy Technologies Corporation (hereinafter the “Company,” “Harmony,” “we,” “us” or “our”) was incorporated in the State of Delaware, on June 19, 2018. Harmony is the issuer of the common stock in this offering. Shenzhen Smarten Technology Co., Ltd., a Chinese registered entity (“Smarten”), is a wholly owned subsidiary of the Company.

To the extent that comment 4 refers to VIE structure, please refer to the explanation above in the response to comment 2.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

February 10, 2022

5.	Comment: Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in this section a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity issuing the securities being registered and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Delaware holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: The changes in Amendment No. 1 shown in the response to comment 4 above now clearly identify that Smarten, a Chinese company, is a wholly owned subsidiary of Harmony Energy Technology Corporation, the registrant and issuer of the common stock being offered. Additionally, the Business Overview section of Item 1 includes a discussion that explains the transaction pursuant to which Smarten became a wholly owned subsidiary of the Company. The Business Overview section also distinguishes the Company’s all-encompassing business functions from Smarten’s limited business functions, as explained in response to comment 2. To the extent that comment 5 refers to VIE structure, please refer to the explanation above in the response to comment 2.

6.	Comment: We note your disclosure that the Delaware holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Delaware holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: Please refer to the explanation above in response to comment 2.

7.	Comment: Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company does not believe that these permissions or approvals from Chinese authorities are required. Please refer to the explanation above in the response to comment 2. To the extent that any other permissions or approvals by the PRC may be required now or in the future, the Company believes that the risk factors identified in response to comment 3 fully address them.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

February 10, 2022

8.	Comment: Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: To the extent that comment 8 refers to VIE, please refer to the explanation above in the response to comment 2. The Company is not structured as a holding company. Smarten generates no revenue.

9.	Comment: We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: Neither the Company nor and of the subsidiaries are structured as VIEs. To the extent that comment 9 refers to VIE structure, please refer to the explanation above in the response to comment 2. The basis for consolidation is consistent with U.S. GAAP and the Company believes it is not misleading given the clarification provided in response to comment 2. Consolidation is disclosed in Note 3 to the Consolidated Financial Statements:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Shenzhen Smarten Technology Co., Ltd (“Smarten”). Smarten is a company registered in China. All significant intercompany accounts and transactions have been eliminated on consolidation.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

February 10, 2022

10.	Comment: Disclose that trading in your securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: The Company notes that it is a CSA reporting issuer in Canada. The Company was spun off from a Canadian holding company, which explains why it has relied on a PCAOB auditor based in Canada.

Amendment No. 1 now includes extensive disclosures, under a risk factor titled, “Our Auditor is Canada based, registered with the PCAOB, and is subject to PCAOB Inspections”. The most relevant disclosures are:

The Holding Foreign Companies Accountable Act (“HFCAA”) became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the auditor has been unavailable for PCAOB inspection or investigation for three consecutive years.

The HFCAA requires the SEC to identify registrants that have retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

●	Is located in a foreign jurisdiction;
●	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction; and
●	As reflected on the PCAOB’s website, the PCAOB is currently unable to inspect or investigate accounting firms due to a position of the local authority in two jurisdictions: China and Hong Kong.

If the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities are banned from trade on a national exchange or through other methods. The United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years.

There are material risks to the issuer and its investors if it is determined that the PCAOB is unable to inspect our auditor because of a position taken by an authority in a foreign jurisdiction. The inability to thoroughly inspect or investigate our auditor may cause trading in our securities to be prohibited and an exchange may determine to delist our securities. As a result, our securities could be delisted rendering our stock worthless. […]

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100 which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

Our current auditor is not headquartered in mainland China or Hong Kong.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

February 10, 2022

Plan of Operations, page 3

11.	Comment: Please revise your disclosure to clearly describe your principal products or services, their markets and distribution methods, and the status of any publicly announced new product or service. See Items 101(h)(4)(i)-(iii) of Regulation S-K. Include a description of the Smarten Power Station, vanadium-based energy storage technologies, solutions integrating green energy and rechargeable battery technology, and the new products referenced in this section.

Response: In addition to other disclosures, the following disclosures were added to the Business Overview section of Item 1 in Amendment No. 1 in response to comment 11:

We are developing a product called the Smarten Power Station (“Smarten PS”). Smarten PS is a small lithium-ion based battery system (500 watts, 500 watt hours) which is designed for personal and/or residential emergency applications during power outages. Smarten PS provides both AC and DC power for short-term use. Smarten PS can be recharged by plugging it into an outlet that draws on the energy grid or from solar power. Smarten PS has received all of the necessary certifications including FCC, RoHS for it to be sold to consumers in the United Sates. The trial production of the Smarten PS was completed in December 2021, and samples were exported from China to the U.S. Following this registered common stock offering, Harmony expects to have third-parties manufacture ten thousand (10,000) units of the Smarten PS that Harmony will sell direct to consumers in the United States within the next 12 months.

In addition to the Smarten PS, Harmony is in early R&D phase for other two products. Both products are in the early stages of R&D, and the Company will continue to assess its strategies as R&D progresses. The first product is designed for portable routine, daily charging of personal electronics devices, including smart phones, tablets, and laptops. The second product is designed for daily powering of more energy-intensive residential electronics.

Solar and wind are the primary clean energy sources. They both require integration with energy storage devices for practical consumer use, in a reliable and sustainable manner. We intend to apply the second product described above to harness solar and wind power. This application requires special software that we are programming in the United States to serve the U.S. market.

Vanadium can be used in rechargeable batteries. These batteries employ vanadium ions in different oxidation states to store chemical potential energy. Significant industry R&D began in the 1980s for vanadium-based batteries, including VRFBs, which is widely-considered a mature and proven battery technology. Harmony has been focusing on methods to improve vanadium electrolyte, which is the most important and expensive component of VRFBs. We expect that a better vanadium electrolyte would improve the performance of VRFBs.

Harmony is committed to VRFB R&D and believes significant breakthroughs are possible. Although efforts to improve VRFB has been attracting some attention, we believe that industry efforts to develop such technology are in the early stages. Harmony’s strategy is to become an innovative leader in VRFB technology improvement.

Harmony is a engaged in designing, developing and selling energy storage products (battery systems) under development in the U.S. and the sale of such technology in the U.S. market. Harmony further plans to warehouse, market and sell Smarten products from within the U.S. for the U.S. market.

Distribution Methods Of The Products and Services

Market and Distribution

The Company intends on employing a direct-to-consumer sales strategy, establishing a market and customer base largely via its own efforts to promote the products in the United States. We believe that this strategy will help reduce pricing and increase accessibility to our customers. Furthermore, the Company will be setting up its own direct-to-consumer website, using Shopify’s e-commerce technology to provide customers with an easy access point to the Company’s products.

Supply Chain

We will be sourcing our products from our wholly-owned subsidiary Smarten, and thereafter import and warehouse sufficient inventory of Smarten products in the United States. Furthermore, we will harness the readily available consumer markets accessible through Amazon’s website and fulfilment centers.

Social Media

Our marketing team is working on several social media initiatives that target current and future consumers and support the promotion and sale of our product brands. Our campaigns will be focused on driving a consistent message emphasizing the superiority of our products and overall value. We will use various forms of digital and social media outreach to accomplish greater awareness of the value proposition we offer.

Internet Marketing

We will maintain presence on Google and all other online search engines that are used to search for batteries and energy storage systems. We will also engage in significant search engine optimization marketing efforts to ensure that we have strong results upon natural searches related to our products. We utilize pay per click advertising, display advertising, and article marketing. Our website will display a full catalogue of our products, background information regarding the manufacturing of the products, information about the Company and contact information.

12.	Comment: Please revise your disclosure to clarify whether your operating plans over the next 12 months require that you raise $5 million or $30 million in capital. Conform the amounts specified within your quarterly plans of operations.

Response: The Company notes that the reference to $30 million was in error. Disclosures were revised in Amendment No. 1 as follows:

Over the next 12 months, we expect to require $5 million in operating funds. The source of such funds is anticipated to be from capital raised from third parties. If we fail to generate $5 million of funds from capital raised, we may not be able to fully implement or carry out our plan of operations.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

February 10, 2022

Intellectual Property, page 5

13.	Comment: Please disclose the duration of your patents. See Item 101(h)(4)(vii) of Regulation S-K.

Response: The Company has added the expiration date for each patent in a separate column appearing in the patent table in Amendment No, 1.

Item 1A. Risk Factors, page 8

14.	Comment: In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: Amendment No. 1 includes a new prominent section, “Risks Related to Doing Business in China,” that the Company believes comprehensively addresses the risks in nine new risk factors. These risk factors are in addition to other forty-five other risk factors that were included in the Prior Filing. All of these risks appear in the summary risk factors overview, which presents them in the same order that they are discussed beneath the summary. Please refer to the Company’s response above to comment 3.

15.	Comment: Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response: To the extent that comment 15 refers to VIE structure, please refer to the explanation above in the response to comment 2. In light of that explanation, the Company does not believe it is at risk of being considered a VIE now or in the future. Nevertheless, Amendment No. 1 includes the risk factor found also in the Prior Filing, under “Risks Related to Our Company and Industry”. Under that section, please refer to the Company’s risk factor entitled: Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws and sudden and unexpected changes in laws and regulations in China, could adversely affect us and limit the legal protections available to you and us.

16.	Comment: We note your disclosure about the HFCAA. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: Respectfully, the Company does not believe this comment remains applicable. In light of the explanation provided above in response to comment 2, Company does not believe it is at risk of being considered a foreign company that would be affected by the Accelerating Holding Foreign Companies Accountable Act, if enacted.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

February 10, 2022

17.	Comment: Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: A new risk factor was added to Amendment No. 1 that comprehensively discloses the risks described in comment 17 that remain applicable to the Company:

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our common stock.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or respective local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our common stock and could cause such value to decline or be worthless.

18.	Comment: In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your ability to offer securities to investors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company is not a China-based issuer of securities. Respectfully, the Company believes that it does not collect data that would subject it to oversight by the CAC now or in the future. To the extent that requirements in China may change in unpredictable ways, the Company believes that the disclosure in Amendment No. 1 adequately address this risk.

19.	Comment: We note from the audit opinion that you have a Canadian-based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the HFCAA and as a result an exchange may determine to delist your securities.

Response: The Company has included in a risk factor with the heading, “Our Auditor is Canada based, registered with the PCAOB, and is subject to PCAOB Inspections” which addresses this risk.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

February 10, 2022

Item 2. Financial Information

Loans, page 31

20.	Comment: Please revise your disclosure, here and elsewhere, to summarize all material terms of the loan agreements entered into. By way of example, and not limitation, please provide the names of the parties to the agreements and the term length where missing.

Response: In response to comment 20, Amendment No. 1 should now include all material terms of the loan agreements, including but not limited to, the identities of the parties, as well as the parameters and the term of each loan.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 35

21.	Comment: Please revise your table of beneficial ownership as follows, with reference to Item 403 of Regulation S-K:

●	Update the information as of the most recent practicable date;
●	Provide the total shares beneficially owned by your directors and executive officers as a group;
●	Indicate by footnote or otherwise the amount of shares, if any, your directors and/or executive officers own indirectly as shareholders of Golden Share or otherwise; and
●	Include the address of beneficial owners.

Response: The Company updated and supplemented the beneficial ownership table to include all of the information required by Item 403 of Regulation S-K.

Item 5. Directors and Executive Officers, page 36

22.	Comment: Please revise to clarify and describe the business experience during the past five years of each executive officer and director. Please refer to Item 401(e)(1) of Regulation S-K.

Response: Clarification and descriptions of the business experience for each of the past five years for each officer and director is included in Amendment No. 1, in conformity with Item 401(e)(1) of Regulation S-K.

Item 6. Executive Compensation, page 38

23.	Comment: Please update your compensation disclosure as of the fiscal year ended December 31, 2021.

Response: Amendment No. 1 adds a compensation disclosure in the Executive Compensation section for the fiscal year ended December 31, 2021.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 39

24.	Comment: Please revise this section to describe all related party transactions required by Item 404(a) of Regulation S-K. In this regard, we note disclosure in your financial statements regarding (i) acquisition of operating subsidiary Smarten from an individual identified as a (former) director; (ii) settlement of $228,000 accounts payable by the issuance of stock to your chief executive and chief financial officers, and (iii) $180,000 loan to your parent company under common control, as well as disclosure in Item 10 regarding stock issued to officers and directors as debt settlement arrangements in 2021. Please further revise this section to describe your policies and procedures for the review, approval, or ratification of related party transactions, as required by Item 404(b) of Regulation S-K.

Response: The Company revised disclosure in Item 7 in response to comment 24 providing all information required by Item 404(a)-(b) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 41

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

February 10, 2022

25.	Comment: Please provide the disclosure required by Item 701 of Regulation S-K for each issuance of securities within the past three years.

Response: Disclosure was added for each issuance of securities within the past three years in conformity with Item 701 of Regulation S-K.

Exhibits

26.	Comment: Please refile your exhibits in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 60, December 2021) and Item 301 of Regulation S-T.

Response: Exhibits were refiled in proper text-searchable format with Amendment No. 1.

27.	Comment: Please file the list of subsidiaries required by Item 601(b)(21) of Regulation S-K, or advise.

Response: A list of subsidiaries complying with Item 601(b)(21) of Regulation S-K is filed as an exhibit to Amendment No. 1.

28.	Comment: Please request your accountants to revise their consent filed as Exhibit 23.1 to remove the final paragraph which appears to limit the purpose of their consent.

Response: The Company has made the request and in response the accountants have removed the final paragraph which appeared to limit the purpose of their consent.

If the Staff has any further comments regarding the Prior Filing, Amendment No. 1, or any subsequent amendments to the Company’s registration statement on Form 10-12G, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Effie Simpson/U.S. Securities and Exchange Commission
Kevin Woody/U.S. Securities and Exchange Commission
Jennifer Angelini/U.S. Securities and Exchange Commission
Sergio Chinos/U.S. Securities and Exchange Commission
Nick Zeng/Harmony Energy Technologies Corporation
Craig D. Linder, Esq./Anthony L.G., PLLC

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